UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On June 4, 2026, SuperX AI Technology Limited released a press release entitled “SuperX Launches First U.S. AI Inference Cloud Hub, Strengthening North American AI Service Capabilities”. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBITS INDEX

Exhibit No.	Description
99.1	SuperX Launches First U.S. AI Inference Cloud Hub, Strengthening North American AI Service Capabilities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2026	SuperX AI Technology Limited

	By:	/s/ Guili Miao
	Name:	Ms. Guili Miao
	Title:	Chief Financial Officer

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